

CAPITOL FEDERAL FINANCIAL, INC.

NEWS RELEASE

FOR IMMEDIATE RELEASE

July 29, 2011

CAPITOL FEDERAL FINANCIAL, INC.
REPORTS THIRD QUARTER 2011 RESULTS

Topeka, KS - Capitol Federal Financial, Inc. (NASDAQ: CFFN) (the "Company") announced results today for the quarter ended June 30, 2011. Detailed results of the quarter will be available in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2011, which is expected to be filed with the Securities and Exchange Commission ("SEC") on August 4, 2011 and posted on our website, http://ir.capfed.com.

Highlights for the quarter include:

- net income of $17.3 million,

- net interest margin of 1.88%,

- diluted earnings per share of $0.10,

- dividends paid of $0.075 per share,

- equity to total assets ratio of 20.1% at June 30, 2011,

- tangible equity to assets ratio of 14.7% at June 30, 2011 for Capitol Federal Savings Bank (the "Bank"), and

- non-performing loans to total loans ratio of 0.54% at June 30, 2011.

Comparison of Operating Results for the Quarters Ended June 30, 2011 and March 31, 2011

For the quarter ended June 30, 2011, the Company recognized net income of $17.3 million, compared to net income of $15.6 million for the quarter ended March 31, 2011. The $1.7 million increase between periods was due primarily to an increase in net interest income.

The net interest margin for the current quarter was 1.88% compared to 1.70% for the quarter ended March 31, 2011. The 18 basis point increase in the net interest margin was due primarily to a full quarter of earnings on higher-yielding securities. Following the second-step conversion and stock offering (the "corporate reorganization") in December 2010, the proceeds from the stock offering were invested in cash, earning 25 basis points, for a portion of the quarter ended March 31, 2011. Additionally, the net interest margin for the quarter ended June 30, 2011 increased by approximately five basis points as a result of net deferred premium recognition in the previous quarter related to loan modifications that did not occur in the current quarter.

Total interest and dividend income for the current quarter was $88.1 million compared to $84.9 million for the quarter ended March 31, 2011. The $3.2 million increase was primarily a result of a $2.3 million increase in interest income on mortgage-backed securities ("MBS") due to a $364.4 million increase in the average balance of the portfolio as a portion of the stock offering proceeds from the corporate reorganization were used to purchase MBS during the previous quarter. This increase was partially offset by a 17 basis point decrease in the weighted average yield due to purchases of MBS at a lower average yield than the existing portfolio.

Total interest expense decreased slightly, from $44.4 million for the prior quarter to $43.8 million for the current quarter. Interest expense on deposits decreased from $16.1 million to $15.5 million due primarily to a decrease in the weighted average rate on the certificate of deposit portfolio due to portfolio repricing. Interest expense on Federal Home Loan Bank ("FHLB") advances increased from $22.0 million to $22.5 million primarily as a result of an increase in the average balance between the two periods as the Bank obtained an additional $100 million advance during the quarter.

The Bank recorded a provision for credit losses of $1.2 million during the current quarter, compared to a provision of $520 thousand for the quarter ended March 31, 2011. The provision recorded in the current quarter was primarily a result of the increase in and establishment of specific valuation allowances, primarily on purchased loans, and partially due to an increase in the general valuation allowance as a result of a decline in the current Federal Housing Finance Agency ("FHFA") home price index, primarily in Kansas and Missouri.

Comparison of Operating Results for the Nine Months Ended June 30, 2011 and 2010

Net income for the nine months ended June 30, 2011 was $21.6 million, compared to $52.4 million for the same period in the prior fiscal year. The $30.8 million decrease in the current period was due primarily to the $40.0 million ($26.0 million, net of income tax benefit) contribution to the Capitol Federal Foundation (the "Foundation") in connection with the corporate reorganization. Additionally, other income decreased $8.8 million and net interest income decreased $3.6 million between periods. These decreases were partially offset by an $18.8 million decrease in income tax expense and a $5.7 million decrease in provision for credit losses between periods.

The following table presents selected financial results and performance ratios for the Company for the nine months ended June 30, 2011. Because of the magnitude and non-recurring nature of the $40.0 million contribution to the Foundation in connection with the corporate reorganization, management believes it is important for comparability purposes to present selected financial results and performance ratios excluding the contribution to the Foundation. **The adjusted financial results and ratios are not presented in accordance with accounting principles generally accepted in the United States of America ("GAAP").**

	For the Nine Months Ended June 30, 2011		
	Actual (GAAP)	**Contribution to Foundation**	**Adjusted [1] (Non-GAAP)**
	(Dollars in thousands, except per share data)		
Net (loss) income[2]	$21,637	($26,000)	$47,637
Operating expenses	109,295	40,000	69,295
Basic (loss) earnings per share	0.13	(0.16)	0.29
Diluted (loss) earnings per share	0.13	(0.16)	0.29
Return on average assets (annualized)	0.31 %	(0.37) %	0.68%
Return on average equity (annualized)	1.72	(2.07)	3.79
Efficiency ratio	76.20 %	27.89 %	48.31%

[1] The adjusted financial results and ratios are not presented in accordance with GAAP as the amounts and ratios exclude the effect of the contribution to the Foundation, net of income tax benefit.

[2] The contribution to the Foundation of $26.0 million takes into account the $14.0 million income tax benefit associated with the $40.0 million contribution.

Total interest and dividend income for the nine months ended June 30, 2011 was $260.3 million compared to $284.1 million for the nine months ended June 30, 2010. The $23.8 million decrease was primarily a result of decreases in interest income on loans receivable of $23.9 million and MBS of $3.8 million, partially offset by an increase in interest income on investment securities of $3.7 million. The $23.9 million decrease in interest income on loans receivable was the result of a decrease of 31 basis points in the weighted average yield to 4.93% for the period and a decrease of $304.5 million in the average balance of the portfolio. The $3.8 million decrease in interest income on MBS was a result of a decrease of 67 basis points in the weighted average yield to 3.58% for the current nine months, partially offset by a $184.3 million increase in the average balance of the portfolio. The $3.7 million increase in interest income on investment securities was primarily a result of an $800.4 million increase in the average balance, partially offset by a decrease in the average yield of 62 basis points to 1.24% for the current nine month period.

Interest expense decreased $20.3 million to $135.4 million for the current nine month period from $155.7 million for the prior year period. The weighted average rate paid on the certificate of deposit portfolio decreased 67 basis points between the two periods, from 2.74% for the prior year period to 2.07% for the current nine month period. The decrease in interest expense on FHLB advances was a result of the refinance and renewal of maturing FHLB advances, a new advance at a rate lower than the weighted average portfolio rate, and, to a lesser extent, a decrease in the average balance between the periods.

The Bank recorded a provision for credit losses of $2.4 million during the current nine month period, compared to a provision of $8.1 million for the nine months ended June 30, 2010. The provision recorded in the current nine month period was primarily a result of the increase in and establishment of specific valuation allowances, primarily on purchased loans, and partially due to an increase in the general valuation allowance as a result of a decline in the current FHFA home price index, primarily in Kansas and Missouri.

Total other income was $18.6 million for the current nine month period compared to $27.4 million for the prior year period. The $8.8 million decrease was due primarily to no gains on the sale of securities in the current nine month period, compared to $6.5 million of gains in the prior nine month period. Retail fees decreased $2.2 million related to a decrease in overdraft charges as a result of Regulation E, and other income, net decreased by $1.1 million due primarily to a decrease in net gains on loan sales. Total other expenses for the nine months ended June 30, 2011 were $109.3 million, compared to $66.5 million in the prior year period. The $42.8 million increase was due to a $40.0 million cash contribution to the Foundation in connection with the corporate reorganization.

In February 2011, the Federal Deposit Insurance Corporation adopted a new assessment structure for insured institutions. One of the significant changes includes using average total consolidated assets minus average tangible equity for the assessment base instead of average deposits and secured liabilities for the period. It is estimated the Bank will realize a $2.1 million reduction in its deposit insurance assessment in FY 2011 compared to FY 2010.

A provision of the Dodd-Frank Act, commonly referred to as the "Durbin Amendment," directed the Federal Reserve Board to analyze the debit card payments system and fix the interchange rates based upon their measure of actual costs. Currently this has no impact on the Company. Based upon the Federal Reserve Board's new interchange rate for issuers over $10 billion and the Bank's debit card transaction volume year-to-date, it is estimated that the related fee income could decrease by $3.1 million annually from current levels when the Bank exceeds $10 billion in assets. Although the Bank is exempt from the provisions of the rule on the basis of asset size, there is some uncertainty about the impact there will be on the interchange rates for issuers below that level.

Income tax expense for the current nine month period was $10.1 million compared to $28.8 million for the prior year nine month period. The decrease in income tax expense between the periods was primarily a result of the $40.0 million contribution to the Foundation, which resulted in $14.0 million of income tax benefit. The effective income tax rate for the current nine month period was 31.8% compared to 35.5% for the prior year nine month period. The decrease in the effective tax rate between periods was due primarily to a $686 thousand tax return to tax provision adjustment related to income tax expense recognized in the prior years. Excluding that adjustment, the effective income tax rate would have been 34.0% for the current nine month period. Management anticipates the effective tax rate for the current fiscal year and fiscal year 2012 to be approximately 33% and 36%, respectively.

3

CAPITOL FEDERAL FINANCIAL, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)
(Dollars in thousands, except share and per share data)

	For the Three Months Ended June 30,		For the Nine Months Ended June 30,	
	2011	2010	2011	2010
INTEREST AND DIVIDEND INCOME:				
Loans receivable	$ 62,393	$ 68,990	$ 189,890	$ 213,831
Mortgage-backed securities ("MBS")	19,619	16,864	52,379	56,245
Investment securities	5,103	4,565	14,621	10,850
Capital stock of FHLB	925	1,005	2,710	2,991
Cash and cash equivalents	43	61	671	162
Total interest and dividend income	88,083	91,485	260,271	284,079
INTEREST EXPENSE:				
FHLB advances	22,539	24,417	67,638	73,535
Deposits	15,516	19,149	48,966	61,030
Other borrowings	5,720	7,032	18,798	21,090
Total interest expense	43,775	50,598	135,402	155,655
NET INTEREST INCOME	44,308	40,887	124,869	128,424
PROVISION FOR CREDIT LOSSES	1,240	1,816	2,410	8,131
NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES	43,068	39,071	122,459	120,293
OTHER INCOME:				
Retail fees and charges	3,961	4,681	11,465	13,617
Insurance commissions	548	573	2,254	1,908
Loan fees	589	670	1,865	1,925
Income from Bank Owned Life Insurance ("BOLI")	512	351	1,348	842
Gain on securities, net	--	--	--	6,454
Other income, net	490	1,479	1,629	2,675
Total other income	6,100	7,754	18,561	27,421
OTHER EXPENSES:				
Salaries and employee benefits	12,046	10,858	33,104	32,197
Communications, information technology, and occupancy	4,168	3,703	12,021	11,499
Federal insurance premium	1,158	1,835	4,144	5,494
Deposit and loan transaction costs	1,033	1,238	3,659	3,934
Regulatory and outside services	1,243	927	3,571	3,369
Advertising and promotional	1,110	1,295	2,634	4,276
Contribution to Foundation	--	--	40,000	--
Other expenses, net	2,344	768	10,162	5,704
Total other expenses	23,102	20,624	109,295	66,473
INCOME BEFORE INCOME TAX EXPENSE	26,066	26,201	31,725	81,241
INCOME TAX EXPENSE	8,807	9,443	10,088	28,848
NET INCOME	$ 17,259	$ 16,758	$ 21,637	$ 52,393

The following is a reconciliation of the basic and diluted earnings per share calculations for the time periods noted.

	For the Three Months Ended June 30,		For the Nine Months Ended June 30,	
	2011	2010	2011	2010
	(in thousands, except share and per share data)			
Net income [1]	$ 17,259	$ 16,758	$ 21,637	$ 52,393
Average common shares outstanding	161,385,084	165,639,678	162,783,841	165,704,508
Average committed Employee Stock Ownership Plan ("ESOP") shares outstanding	256,546	229,480	125,032	114,948
Total basic average common shares outstanding	161,641,630	165,869,158	162,908,873	165,819,456
Effect of dilutive Recognition and Retention Plan ("RRP") shares	1,313	4,593	2,516	7,203
Effect of dilutive stock options	4,971	48,952	4,990	42,356
Total diluted average common shares outstanding	161,647,914	165,922,703	162,916,379	165,869,015
Net earnings per share [2]:				
Basic	$ 0.10	$ 0.10	$ 0.13	$ 0.32
Diluted	$ 0.10	$ 0.10	$ 0.13	$ 0.32
Antidilutive stock options and RRP shares, excluded from the diluted average common shares outstanding calculation	901,816	230,557	895,025	496,320

[1] Net income available to participating securities (unvested RRP shares) was inconsequential for the three and nine months ended June 30, 2011 and June 30, 2010.

[2] All earnings per share information prior to the corporate reorganization in December 2010 has been revised to reflect the 2.2637 exchange ratio.

Financial Condition as of June 30, 2011

Total assets increased $1.11 billion, from $8.49 billion at September 30, 2010 to $9.60 billion at June 30, 2011, due primarily to the stock offering proceeds from the corporate reorganization in December 2010, which were used to purchase securities. At June 30, 2011, cash and cash equivalents totaled $161.9 million, an increase of $96.7 million from September 30, 2010. The increase was due to $100.0 million of securities called at the end of June that were not reinvested in anticipation of repaying $75.0 million of borrowings that matured and were repaid in July 2011.

The loans receivable portfolio decreased $5.4 million from $5.17 billion at September 30, 2010 to $5.16 billion at June 30, 2011. The decrease in the loan portfolio reflects the elevated levels of loan repayments as a result of refinancing activity due to low market interest rates, strong competition for high quality loans, as well as weak loan demand due to the slow economic recovery and increased real estate owned ("REO") inventory.

During fiscal year 2011, the Bank entered into a correspondent lending relationship with three new lenders in our current local market areas and three new lenders in Midwestern states outside of our current local market area. In fiscal year 2011, the Bank has expanded the permitted geographic lending area of two existing correspondent lenders. The geographic locations for the mortgage lending volume provided by these correspondent lenders would be in our current local market areas, neighboring Midwestern states, and a southern state. At June 30, 2011 the Bank had 15 correspondent lending relationships.

Loans 30 to 89 days delinquent remained relatively unchanged from September 30, 2010 to June 30, 2011, at $24.7 million for both periods. Non-performing loans decreased $4.0 million from $32.0 million at September 30, 2010 to $28.0 million at June 30, 2011. The balance of 30 to 89 days delinquent loans and non-performing loans continues to remain at historically high levels due to the continued elevated level of unemployment coupled with the decline in real estate activity and values, particularly in some of the states in which we have purchased loans. Our ratio of non-performing loans to total loans decreased from 0.62% at September 30, 2010 to 0.54% at June 30, 2011. Our ratio of non-performing assets to total assets decreased from 0.49% at September 30, 2010 to 0.40% at June 30, 2011.

Total liabilities increased $143.3 million from $7.53 billion at September 30, 2010 to $7.67 billion at June 30, 2011, due primarily to an increase in deposits of $172.3 million and an increase in FHLB advances of $105.3 million, partially offset by a decrease of $103.6 million in other borrowings. The increase in deposits was primarily in the money market and checking portfolios. The increase in the FHLB advances was due to a $100.0 million advance obtained in the current quarter in an effort to mitigate the additional interest rate risk associated with the purchase of $89.1 million of one- to four- family loans during the current quarter. The decrease in other borrowings was due to the repayment of the Junior Subordinated Deferrable Interest Debentures of $53.6 million and to the maturity of two repurchase agreements totaling $50.0 million that were not replaced.

Stockholders' equity increased $972.1 million, from $962.0 million at September 30, 2010 to $1.93 billion at June 30, 2011. The increase was due primarily to the net stock offering proceeds of $1.13 billion from the corporate reorganization in December 2010 and net income during the fiscal year, partially offset by dividends paid of $138.0 million.

	June 30, 2011	March 31, 2011	September 30, 2010
	(Dollars in thousands, except per share amounts)		
Stockholders' equity	$ 1,934,011	$ 1,926,409	$ 961,950
Equity to total assets at end of period	20.1%	19.8%	11.3%
Bank tangible equity ratio	14.7%	14.7%	9.8%
Book value per share	$ 11.95	$ 11.92	$ 13.11

During the nine months ended June 30, 2011, the Company paid $138.0 million in cash dividends. The $138.0 million consisted of cash dividends of $17.0 million paid prior to the corporate reorganization, and $121.0 million paid since the corporate reorganization. In July 2011, the Company declared a quarterly cash dividend of $0.075 per share, which will equate to approximately $12.1 million, payable in August 2011. Dividend payments depend upon a number of factors including the Company's financial condition and results of operations, the Bank's regulatory capital requirements, regulatory limitations on the Bank's ability to make capital distributions to the Company, and the amount of cash at the holding company.

At June 30, 2011, Capitol Federal Financial, Inc., at the holding company level, had $79.8 million on deposit with the Bank and $404.2 million in investment securities with a weighted average life of 0.77 years. All of the securities are classified as available-for-sale ("AFS"). The securities have laddered maturities in order to provide cash flows that can be used to pay dividends, repurchase stock when allowed by federal banking regulations, reinvest into higher yielding assets if interest rates rise, or pursue other corporate strategies, as deemed appropriate. Under current regulatory restrictions, we may not repurchase our stock during the first year following our corporate reorganization except under very limited circumstances. The Company has filed an application to begin repurchasing shares before the end of this one-year moratorium, which expires in December 2011.

The following table presents a reconciliation of total and net shares outstanding as of June 30, 2011. Net shares outstanding are used in the calculation of book value per share.

Total shares sold	118,150,000
Shares issued in option exercise	4,525
Existing shares converted (21,799,861 x 2.2637)	49,348,345
Less fractional shares	(4,737)
Total shares outstanding	167,498,133
Less unallocated ESOP and RRP shares	(5,715,907)
Net shares outstanding	161,782,226

CAPITOL FEDERAL FINANCIAL, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS (Unaudited)
(Dollars in thousands)

	June 30, 2011	September 30, 2010
ASSETS:		
Cash and cash equivalents (includes interest-earning deposits of $143,446 and $50,771)	$ 161,872	$ 65,217
Securities:		
AFS at estimated fair value (amortized cost of $1,225,848 and $1,009,142)	1,269,987	1,060,366
Held-to-maturity ("HTM") at amortized cost (estimated fair value of $2,739,016 and $1,913,454)	2,693,719	1,880,154
Loans receivable, net (of allowance for credit losses ("ACL") of $14,856 and $14,892)	5,162,846	5,168,202
BOLI	56,059	54,710
Capital stock of FHLB, at cost	125,797	120,866
Accrued interest receivable	31,351	30,220
Premises and equipment, net	46,890	41,260
REO, net	10,064	9,920
Income taxes receivable, net	--	716
Other assets	43,872	55,499
TOTAL ASSETS	$ 9,602,457	$ 8,487,130
LIABILITIES:		
Deposits	$ 4,558,574	$ 4,386,310
Advances from FHLB, net	2,453,642	2,348,371
Other borrowings	565,000	668,609
Advance payments by borrowers for taxes and insurance	31,019	55,036
Income taxes payable	9,579	--
Deferred income tax liabilities, net	19,986	33,244
Accounts payable and accrued expenses	30,646	33,610
Total liabilities	7,668,446	7,525,180
STOCKHOLDERS' EQUITY:		
Preferred stock ($0.01 par value) 100,000,000 shares authorized; none issued	--	--
Common stock ($0.01 par value) 1,400,000,000 shares authorized, 167,498,133 shares issued; 167,498,133 and 73,992,678 shares outstanding as of June 30, 2011 and September 30, 2010, respectively	1,675	915
Additional paid-in capital	1,391,860	457,795
Unearned compensation, ESOP	(51,290)	(6,050)
Unearned compensation, RRP	(155)	(255)
Retained earnings	564,467	801,044
Accumulated other comprehensive income , net of tax	27,454	31,862
Less shares held in treasury (0 and 17,519,609 shares as of June 30, 2011 and September 30, 2010, respectively, at cost)	--	(323,361)
Total stockholders' equity	1,934,011	961,950
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 9,602,457	$ 8,487,130

Consistent with our goal to operate a sound and profitable financial organization, we actively seek to maintain a "well-capitalized" status in accordance with regulatory standards. As of June 30, 2011, the Bank exceeded all regulatory capital requirements. The following table presents the Bank's regulatory capital ratios at June 30, 2011 based upon regulatory guidelines.

	Bank Ratios	Regulatory Requirement For "Well-Capitalized" Status
Tangible equity	14.7%	N/A
Tier 1 (core) capital	14.7%	5.0%
Tier 1 (core) risk-based capital	37.3%	6.0%
Total risk-based capital	37.6%	10.0%

A reconciliation of the Bank's equity under GAAP to regulatory capital amounts as of June 30, 2011 is as follows (dollars in thousands):

Total Bank equity as reported under GAAP	$ 1,378,523
Unrealized gains on AFS securities	(27,043)
Other	(271)
Total tangible and core capital	1,351,209
ACL [1]	11,028
Total risk-based capital	$ 1,362,237

   (1) This amount represents the general valuation allowances calculated using the formula analysis. Specific valuation allowances are netted against the related loan balance on the Thrift Financial Report and are therefore not included in this amount.

Capitol Federal Financial, Inc. is the holding company for Capitol Federal Savings Bank. Capitol Federal Savings Bank has 46 branch locations in Kansas and Missouri. Capitol Federal Savings Bank is one of the largest residential lenders in the State of Kansas.

News and other information about the Company can be found on the Internet at the Bank's website, http://www.capfed.com.

Except for the historical information contained in this press release, the matters discussed may be deemed to be forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties, including changes in economic conditions in the Company's market area, changes in policies by regulatory agencies and other governmental initiatives affecting the financial services industry, fluctuations in interest rates, demand for loans in the Company's market area, the future earnings and capital levels of Capitol Federal Savings Bank, which would affect the ability of the Capitol Federal Financial, Inc. to pay dividends in accordance with its dividend policies, competition, and other risks detailed from time to time in Capitol Federal Financial Inc.'s SEC reports. Actual strategies and results in future periods may differ materially from those currently expected. These forward-looking statements represent Capitol Federal Financial, Inc.'s judgment as of the date of this release. Capitol Federal Financial, Inc. disclaims, however, any intent or obligation to update these forward-looking statements.

For further information contact:

Jim Wempe
Vice President,
Investor Relations
700 S Kansas Ave.
Topeka, KS 66603
(785) 270-6055
jwempe@capfed.com

Kent Townsend
Executive Vice President,
Chief Financial Officer and Treasurer
700 S Kansas Ave.
Topeka, KS 66603
(785) 231-6360
ktownsend@capfed.com

SUPPLEMENTAL FINANCIAL INFORMATION

Loan Portfolio

The following table presents information concerning the composition of our loan portfolio in dollar amounts and in percentages (before deductions for undisbursed loan funds, unearned loan fees and deferred costs, and the ACL) as of the dates indicated.

	June 30, 2011			March 31, 2011			September 30, 2010		
	Amount	Average Rate	% of Total	Amount	Average Rate	% of Total	Amount	Average Rate	% of Total
				(Dollars in thousands)					
Real Estate Loans:									
One- to four-family	$ 4,931,401	4.75%	94.6%	$ 4,867,405	4.77%	94.6%	$ 4,915,651	5.03%	94.4%
Multi-family and commercial	61,114	6.13	1.2	60,869	6.15	1.2	66,476	6.24	1.3
Construction	45,578	4.37	0.9	39,694	4.40	0.8	33,168	4.90	0.6
Total real estate loans	5,038,093	4.76	96.7	4,967,968	4.78	96.6	5,015,295	5.05	96.3
Consumer Loans:									
Home equity	166,798	5.51	3.2	169,150	5.52	3.3	186,347	5.55	3.6
Other	7,100	5.24	0.1	6,932	5.41	0.1	7,671	5.66	0.1
Total consumer loans	173,898	5.50	3.3	176,082	5.52	3.4	194,018	5.55	3.7
Total loans receivable	5,211,991	4.79%	100.0%	5,144,050	4.81%	100.0%	5,209,313	5.07%	100.0%
Less:									
Undisbursed loan funds	26,250			21,004			15,489		
Unearned loan fees and deferred costs	8,039			12,617			10,730		
ACL	14,856			13,814			14,892		
Total loans receivable, net	$ 5,162,846			$ 5,096,615			$ 5,168,202		

Loan Originations

The following table presents loan origination, refinance, and purchase activity for the periods indicated. Loan originations, purchases, and refinances are reported together. The fixed-rate one- to four-family loans less than or equal to 15 years have an original maturity at origination of less than or equal to 15 years, while fixed-rate one- to four-family loans greater than 15 years have an original maturity at origination of greater than 15 years. The adjustable-rate one- to four-family loans less than or equal to 36 months have a term to first reset of less than or equal to 36 months at origination and adjustable-rate one- to four-family loans greater than 36 months have a term to first reset of greater than 36 months at origination.

| | For the Three Months Ended June 30, 2011 | | | For the Nine Months Ended June 30, 2011 | | |
	Amount	Rate	% of Total	Amount	Rate	% of Total
Fixed-Rate:			(Dollars in thousands)			
One- to four-family						
<= 15 years	$ 47,006	4.39%	17.9%	$ 215,329	3.95%	27.4%
> 15 years	172,093	5.13	65.4	420,869	4.70	53.4
Other real estate	--	--	--	892	6.00	0.1
Home equity	938	6.83	0.4	2,389	6.84	0.3
Other consumer	431	7.79	0.2	957	8.08	0.1
Total fixed-rate	220,468	4.98	83.9	640,436	4.46	81.3
Adjustable-Rate:						
One- to four-family						
<= 36 months	2,245	3.17	0.8	6,364	3.15	0.8
> 36 months	21,965	3.55	8.3	88,753	3.52	11.3
Other real estate	--	--	--	--	--	--
Home equity	17,738	4.82	6.7	50,346	4.80	6.4
Other consumer	887	3.79	0.3	1,736	3.93	0.2
Total adjustable-rate	42,835	4.06	16.1	147,199	3.95	18.7
Total originations, refinances and purchases	$ 263,303	4.83%	100.0%	$ 787,635	4.37%	100.0%
Purchased/participation loans included above:						
Fixed-Rate:						
Correspondent	$ 12,840	4.69%		$ 34,285	4.54%	
Nationwide	89,190	5.60		89,190	5.60	
Adjustable-Rate:						
Correspondent	5,114	3.65		15,047	3.70	
Nationwide	--	--		--	--	
Total purchased loans	$ 107,144	5.40%		$ 138,522	5.13%	

Asset Quality

The following tables present loans delinquent for 30 to 89 days, non-performing loans, and REO at the dates indicated.

| | Loans Delinquent for 30 to 89 Days at: | | | | | |
| | June 30, 2011 | | March 31, 2011 | | September 30, 2010 | |
	Number	Amount	Number	Amount	Number	Amount
		(Dollars in thousands)				
One- to four-family:						
Originated	158	$ 17,669	141	$ 16,797	175	$ 17,613
Purchased	38	6,150	30	5,600	34	6,047
Multi-family and commercial	--	--	--	--	--	--
Construction	--	--	--	--	--	--
Consumer Loans:						
Home equity	36	837	35	456	50	874
Other	16	77	12	180	16	183
	248	$ 24,733	218	$ 23,033	275	$ 24,717
30 to 89 days delinquent loans to total loans receivable, net		0.48%		0.45%		0.48%

	Non-Performing Loans and REO at:					
	June 30, 2011		March 31, 2011		September 30, 2010	
	Number	Amount	Number	Amount	Number	Amount
			(Dollars in thousands)			
Non-performing loans:						
One- to four-family:						
Originated	111	$ 12,023	126	$ 13,899	109	$ 12,884
Purchased	49	15,637	49	15,131	60	18,375
Multi-family and commercial	--	--	--	--	--	--
Construction	--	--	--	--	--	--
Consumer Loans:						
Home equity	24	322	22	428	31	685
Other	5	52	8	59	6	12
	189	28,034	205	29,517	206	31,956
Non-performing loans as a percentage of total loans receivable, net		0.54%		0.58%		0.62%
REO:						
One- to four-family:						
Originated [1]	73	6,627	73	7,161	73	6,172
Purchased	16	3,437	19	4,176	17	3,748
Multi-family and commercial	--	--	--	--	--	--
Construction	--	--	--	--	--	--
Consumer Loans:						
Home equity	--	--	--	--	--	--
Other	--	--	--	--	--	--
	89	10,064	92	11,337	90	9,920
Total non-performing assets	278	$ 38,098	297	$ 40,854	296	$ 41,876
Non-performing assets as a percentage of total assets		0.40%		0.42%		0.49%

[1] Real estate related consumer loans where we also hold the first mortgage are included in the one- to four-family category as the underlying collateral is one- to four-family property.

The following table presents the activity for the ACL and related ratios at the dates and for the periods indicated:

		For the Three Months Ended			For the Nine Months Ended		
		June 30,			June 30,		
		2011		2010	2011		2010
				(Dollars in thousands)			
Balance at beginning of period	$	13,814	$	14,739	$	14,892	$	10,150
Charge-offs:							
One- to four-family loans--originated		133		128	299		309
One- to four-family loans--purchased		26		742	2,006		2,291
Multi-family and commercial loans		--		--	--		--
Construction		--		--	--		--
Home equity		36		5	133		28
Other consumer loans		3		3	8		13
Total charge-offs		198		878	2,446		2,641
Recoveries:							
One- to four-family loans--originated		--		--	--		--
One- to four-family loans--purchased		--		--	--		172
Multi-family and commercial loans		--		--	--		--
Construction		--		--	--		--
Home equity		--		--	--		--
Other consumer loans		--		--	--		--
Recoveries		--		--	--		172
Net charge-offs		198		878	2,446		2,469
ACL on loans in the loan swap transaction		--		--	--		(135)
Provision for loan losses		1,240		1,816	2,410		8,131
Balance at end of period	$	14,856	$	15,677	$	14,856	$	15,677
Ratio of net charge-offs during the period to average loans outstanding during the period		--%		0.02%	0.05%		0.05%
Ratio of net charge-offs during the period to average non-performing assets		0.50		2.16	6.12		6.28
ACL to non-performing loans at period end		52.99		47.25			
ACL to loans receivable, net at period end		0.29		0.29			

Securities Portfolio

The following tables reflect the amortized cost, estimated fair value, and gross unrealized gains and losses of AFS and HTM securities at June 30, 2011. The majority of the MBS and investment portfolios are composed of securities issued by U.S. government-sponsored enterprises ("GSEs").

| | June 30, 2011 | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(Dollars in thousands)			
AFS:				
GSE debentures	$ 478,535	$ 661	$ 217	$ 478,979
Municipal bonds	2,633	126	--	2,759
Trust preferred securities	3,700	--	640	3,060
MBS	740,980	44,209	--	785,189
	1,225,848	44,996	857	1,269,987
HTM:				
GSE debentures	1,077,156	3,445	929	1,079,672
Municipal bonds	59,207	1,984	12	61,179
MBS	1,557,356	43,018	2,209	1,598,165
	2,693,719	48,447	3,150	2,739,016
	$ 3,919,567	$ 93,443	$ 4,007	$ 4,009,003

The following table presents the distribution of our MBS and investment securities portfolios, at amortized cost, at the dates indicated. The weighted average life ("WAL") is the estimated remaining maturity after projected prepayment speeds and projected call option assumptions have been applied. Yields on tax-exempt securities are not calculated on a taxable equivalent basis.

| | June 30, 2011 | | | March 31, 2011 | | |
	Balance	WAL	Yield	Balance	WAL	Yield
	(Dollars in thousands)					
Fixed-rate securities:						
MBS	$ 1,397,399	4.38	3.68%	$ 1,370,970	3.95	3.71%
GSE debentures	1,555,691	0.92	1.09	1,781,628	1.45	1.11
Municipal bonds	61,840	2.46	2.97	63,321	2.70	2.96
Total fixed-rate securities	3,014,930	2.55	2.33	3,215,919	2.54	2.25
Adjustable-rate securities:						
MBS	900,937	6.18	2.98	941,279	5.18	3.05
Trust preferred securities	3,700	25.98	1.50	3,708	26.23	1.57
Total adjustable-rate securities	904,637	6.28	2.97	944,987	5.26	3.04
Total investment portfolio, at amortized cost	$ 3,919,567	3.41	2.48%	$ 4,160,906	3.16	2.43%

Deposit Portfolio

The following table presents the amount, average rate and percentage of total deposits for checking, savings, money market and certificates at the periods presented.

| | June 30, 2011 | | | | March 31, 2011 | | |
	Amount	Average Rate	% of Total		Amount	Average Rate	% of Total
				(Dollars in thousands)			
Checking	$ 542,855	0.08%	11.9%		$ 541,061	0.08%	11.5%
Savings	254,921	0.48	5.6		250,296	0.52	5.3
Money market	1,054,535	0.49	23.1		1,038,706	0.54	22.0
Certificates	2,706,263	2.01	59.4		2,881,126	1.96	61.2
	$ 4,558,574	1.35%	100.0%		$ 4,711,189	1.36%	100.0%

As of June 30, 2011, certificates of deposit mature as follows:

	Amount Due				
	1 year or less	More than 1 year to 2 years	More than 2 to 3 years	More than 3 years	Total
			(Dollars in thousands)		
0.00 – 0.99%	$ 246,655	$ 18,042	$ --	$ --	$ 264,697
1.00 – 1.99%	792,049	263,169	74,675	5,584	1,135,477
2.00 – 2.99%	88,836	126,242	215,451	347,840	778,369
3.00 – 3.99%	328,304	79,205	12,470	19,927	439,906
4.00 – 4.99%	74,760	11,987	358	417	87,522
5.00 – 5.99%	292	--	--	--	292
	$ 1,530,896	$ 498,645	$ 302,954	$ 373,768	$ 2,706,263

Weighted average maturity (in years)   1.30

Weighted average maturity for the retail certificate of deposit portfolio (in years)   1.28

Borrowings

The following table presents the maturity of FHLB advances, at par, and repurchase agreements as of June 30, 2011. The balance of FHLB advances excludes the deferred gain on the terminated interest rate swaps and the deferred prepayment penalty.

Maturity by Fiscal year	FHLB Advances Amount	Repurchase Agreements Amount	Weighted Average Contractual Rate	Weighted Average Effective Rate[1]
	(Dollars in thousands)			
2011	$ 76,000	$ 50,000	4.73%	4.73%
2012	350,000	150,000	3.67	3.67
2013	525,000	145,000	3.74	4.00
2014	450,000	100,000	3.33	3.96
2015	200,000	20,000	3.50	4.16
2016	275,000	--	3.86	4.39
2017	400,000	--	3.17	3.21
2018	200,000	100,000	2.90	2.90
	$ 2,476,000	$ 565,000	3.53%	3.80%

[1] The effective rate includes the net impact of the amortization of deferred prepayment penalties resulting from the prepayment of certain FHLB advances and deferred gains related to the termination of interest rate swaps during fiscal year 2008.

The following table presents the maturity of FHLB advances and repurchase agreements for the next four quarters as of June 30, 2011.

Maturity by Quarter End	Amount	Weighted Average Contractual Rate
	(Dollars in thousands)	
September 30, 2011	$ 126,000	4.73%
December 31, 2011	250,000	4.22
March 31, 2012	150,000	2.35
June 30, 2012	--	--
	$ 526,000	3.81%

Average Balance Sheet

The following tables present the average balances of our assets, liabilities and stockholders' equity and the related annualized yields and rates on our interest-earning assets and interest-bearing liabilities for the periods indicated and the weighted average yield/rate on our interest-earning assets and interest-bearing liabilities at June 30, 2011. Average yields are derived by dividing annualized income by the average balance of the related assets and average rates are derived by dividing annualized expense by the average balance of the related liabilities, for the periods shown. Average outstanding balances are derived from average daily balances. The yields and rates include amortization of fees, costs, premiums and discounts which are considered adjustments to yields/rates. Yields on tax-exempt securities were not calculated on a tax-equivalent basis.

	At	For the Nine Months Ended						
	June 30, 2011	June 30, 2011				June 30, 2010		
	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate		Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
Assets:		(Dollars in thousands)						
Interest-earning assets:								
Loans receivable [1]	4.96%	$ 5,138,334	$ 189,890	4.93%		$ 5,442,854	$ 213,831	5.24%
MBS [2]	3.41	1,950,105	52,379	3.58		1,765,830	56,245	4.25
Investment securities [2][3]	1.16	1,577,914	14,621	1.24		777,490	10,850	1.86
Capital stock of FHLB	2.98	123,146	2,710	2.94		134,067	2,991	2.98
Cash and cash equivalents	0.25	364,195	671	0.25		92,056	162	0.24
Total interest-earning assets [1][2]	3.83	9,153,694	260,271	3.79		8,212,297	284,079	4.61
Other noninterest-earning assets		234,079				230,064		
Total assets		$ 9,387,773				$ 8,442,361		
Liabilities and stockholders' equity:								
Interest-bearing liabilities:								
Checking	0.08%	$ 514,396	$ 330	0.09%		$ 468,365	$ 471	0.13%
Savings	0.48	243,122	943	0.52		231,604	1,000	0.58
Money market	0.49	1,011,416	4,196	0.55		904,227	4,947	0.73
Certificates	2.01	2,811,165	43,497	2.07		2,660,540	54,612	2.74
Total deposits	1.35	4,580,099	48,966	1.43		4,264,736	61,030	1.91
FHLB advances [4]	3.76	2,377,063	67,638	3.80		2,395,449	73,535	4.10
Repurchase agreements	3.98	596,685	17,943	3.97		660,000	19,857	3.97
Other borrowings	--	36,917	855	3.05		53,609	1,233	3.03
Total borrowings	3.80	3,010,665	86,436	3.83		3,109,058	94,625	4.05
Total interest-bearing liabilities	2.32	7,590,764	135,402	2.38		7,373,794	155,655	2.81
Other noninterest-bearing liabilities		120,361				115,154		
Stockholders' equity		1,676,648				953,413		
Total liabilities and stockholders' equity		$ 9,387,773				$ 8,442,361		

(Continued)

	At	For the Nine Months Ended					
	June 30, 2011	June 30, 2011			June 30, 2010		
	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
		(Dollars in thousands)					
Net interest income [5]			$ 124,869			$ 128,424	
Net interest rate spread [6]	1.51%			1.41%			1.80%
Net interest-earning assets		$ 1,562,930			$ 838,503		
Net interest margin [7]				1.82			2.09
Ratio of interest-earning assets to interest-bearing liabilities				1.21			1.11
Selected performance ratios:							
Return on average assets (annualized)				0.31%			0.83%
Return on average equity (annualized)				1.72			7.33
Average equity to average assets				17.86			11.29

(Concluded)

(1) Calculated net of unearned loan fees and deferred costs, and undisbursed loan funds. Non-accruing loans are included in the loans receivable average balance with a yield of zero percent. Balances include loans held-for-sale ("LHFS").

(2) MBS and investment securities classified as AFS are stated at amortized cost, adjusted for unamortized purchase premiums or discounts.

(3) The average balance of investment securities includes an average balance of nontaxable securities of $65.2 million and $72.0 million for the period ended June 30, 2011 and June 30, 2010, respectively.

(4) FHLB advances are stated net of deferred gains and deferred prepayment penalties.

(5) Net interest income represents the difference between interest income earned on interest-earning assets, such as mortgage loans, investment securities, and MBS, and interest paid on interest-bearing liabilities, such as deposits, FHLB advances, and other borrowings. Net interest income depends on the balance of interest-earning assets and interest-bearing liabilities, and the interest rates earned or paid on them.

(6) Net interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

(7) Net interest margin represents net interest income as a percentage of average interest-earning assets.

| | For the Three Months Ended | | | | | |
| | June 30, 2011 | | | March 31, 2011 | | |
	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
Assets:		(Dollars in thousands)				
Interest-earning assets:						
Loans receivable [1]	$ 5,146,617	$ 62,393	4.85%	$ 5,130,904	$ 61,554	4.80%
MBS [2]	2,307,565	19,619	3.40	1,943,172	17,320	3.57
Investment securities [2][3]	1,748,804	5,103	1.17	1,638,448	4,743	1.16
Capital stock of FHLB	126,793	925	2.93	121,778	883	2.94
Cash and cash equivalents	73,772	43	0.24	721,407	441	0.25
Total interest-earning assets	9,403,551	88,083	3.75	9,555,709	84,941	3.56
Other noninterest-earning assets	227,261			234,608		
Total assets	$ 9,630,812			$ 9,790,317		
Liabilities and stockholders' equity:						
Interest-bearing liabilities:						
Checking	$ 539,570	$ 111	0.08%	$ 512,707	$ 105	0.08%
Savings	253,254	312	0.49	240,843	312	0.53
Money market	1,047,485	1,338	0.51	1,021,935	1,413	0.56
Certificates	2,765,045	13,755	2.00	2,888,322	14,239	2.00
Total deposits	4,605,354	15,516	1.35	4,663,807	16,069	1.40
FHLB advances [4]	2,431,511	22,539	3.71	2,350,722	21,968	3.79
Repurchase agreements	565,824	5,693	3.98	609,167	5,939	3.90
Other borrowings	3,535	27	3.05	53,609	409	3.05
Total borrowings	3,000,870	28,259	3.76	3,013,498	28,316	3.80
Total interest-bearing liabilities	7,606,224	43,775	2.30	7,677,305	44,385	2.34
Other noninterest-bearing liabilities	90,001			96,596		
Stockholders' equity	1,934,587			2,016,416		
Total liabilities and stockholders' equity	$ 9,630,812			$ 9,790,317		
Net interest income [5]		$ 44,308			$ 40,556	
Net interest rate spread [6]			1.45%			1.22%
Net interest-earning assets	$ 1,797,327			$ 1,878,404		
Net interest margin [7]			1.88			1.70
Ratio of interest-earning assets to interest-bearing liabilities			1.24			1.24
Selected performance ratios:						
Return on average assets (annualized)			0.72%			0.64%
Return on average equity (annualized)			3.57			3.10
Average equity to average assets			20.09			20.60

[1] Calculated net of unearned loan fees and deferred costs, and undisbursed loan funds. Non-accruing loans are included in the loans receivable average balance with a yield of zero percent. Balance includes mortgage LHFS.

[2] MBS and investment securities classified as AFS are stated at amortized cost, adjusted for unamortized purchase premiums or discounts.

[3] The average balance of investment securities includes an average balance of nontaxable securities of $62.6 million and $64.5 million for the quarters ended June 30, 2011 and March 31, 2011, respectively.

[4] FHLB advances are stated net of deferred gains and deferred prepayment penalties.

[5] Net interest income represents the difference between interest income earned on interest-earning assets, such as mortgage loans, investment securities, and MBS, and interest paid on interest-bearing liabilities, such as deposits, FHLB advances, and other borrowings. Net interest income depends on the balance of interest-earning assets and interest-bearing liabilities, and the interest rates earned or paid on them.

[6] Net interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

[7] Net interest margin represents net interest income as a percentage of average interest-earning assets.